JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2016
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$	15,584
Receivable from Jefferies LLC		4,062
Commissions receivable		71
Goodwill		4,221
Intangible assets		733
Other assets		15
Total assets	$	**24,686**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Payable to Parent	$	3,153
Accrued expenses and other liabilities		7,988
Total liabilities		**11,141**

STOCKHOLDER'S EQUITY:

Common stock of $0.05 par value - authorized 20,000,000 shares; issued and outstanding 19,881,383 shares		994
Additional paid-in capital		7,196
Retained earnings		5,355
Total stockholder's equity		**13,545**
Total liabilities and stockholder's equity	$	**24,686**

The accompanying notes are an integral part of this Statement of Financial Condition.